Exhibit 99.1

Nomad Foods Reports Third Quarter 2018 Financial Results

Company Raises 2018 Guidance to the Upper End of the Prior Range
FELTHAM, England - November 8, 2018 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and nine month periods ended September 30, 2018. Key operating highlights and financial performance for the third quarter 2018, when compared to the third quarter 2017, include:

•	Reported revenue increased 15.6% to €531 million

•	Organic revenue growth of 1.9%

•	Reported Profit for the period of €36 million

•	Adjusted EBITDA increased 7% to €84 million

•	Reported EPS decreased 13% to €0.21; Adjusted EPS increased 8% to €0.26

•	Company raises 2018 guidance to the upper end of the prior range of €365 to €370 million Adjusted EBITDA and €1.14 to €1.17 Adjusted EPS
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We are pleased with our third quarter performance and are now on track to deliver the upper end of our prior 2018 guidance range. Organic revenue growth of 1.9% marks our seventh consecutive quarter of organic growth and is a testament to our focused strategy and relentless commitment to execution. As anticipated, underlying gross margin improvement was offset by acquisition mix and an unfavorable pea harvest. We continue to expect accelerated EBITDA growth in the fourth quarter and look forward to a strong finish to 2018."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Our brands continue to respond well to the investments we are making in our core portfolio. Third quarter results demonstrate our ability to anniversary strong year-ago performance while successfully navigating one of the hottest and driest summers on record in Europe. The prospects for frozen food remain bright with Nomad Foods well positioned as the market leader."
Third Quarter of 2018 results compared to the Third Quarter of 2017

•
Revenue increased 15.6% to €531 million. Organic revenue growth of 1.9% was comprised of 0.1% growth in price and 1.8% growth in volume/mix. Revenue growth benefited 14.7 percentage points from the acquisitions of Goodfella's and Aunt Bessie's and was offset by 1.0 percentage point from foreign exchange translation.

•
Adjusted gross profit increased 8% to €151 million. Adjusted gross margin declined 190 basis points to 28.4% as positive mix was offset by an unfavorable harvest and the inclusion of the recently acquired acquisitions.

•
Adjusted operating expense increased 12% to €79 million, primarily due to acquisitions. Advertising and promotion expense increased 18% to €27 million due to acquisitions and phasing. Indirect expense increased 8% to €53 million due to acquisitions.

•	Adjusted EBITDA increased 7% to €84 million.

•	Adjusted profit after tax increased 7% to €45 million. Adjusted EPS increased 8% to €0.26, reflecting Adjusted profit growth.
First Nine Months of 2018 results compared to the First Nine Months of 2017

•
Revenue increased 7.6% to €1,558 million. Organic revenue growth of 2.1% was comprised of 1.0% growth in price and 1.1% growth in volume/mix. Revenue growth benefited 6.7 percentage points from the acquisitions of Goodfella's and Aunt Bessie's and was offset by 1.2 percentage points from foreign exchange translation.

•
Adjusted gross profit increased 8% to €476 million. Adjusted gross margin expanded 20 basis points to 30.5% as positive mix and improved pricing and promotional efficiency were offset by an unfavorable harvest and the inclusion of the recently acquired acquisitions.

•	Adjusted operating expense increased 4% to €233 million, primarily due to acquisitions. Advertising and promotion expense increased 5% to €83 million and Indirect expense increased 3% to €151 million.

•	Adjusted EBITDA increased 12% to €276 million.

Exhibit 99.1

•
Adjusted profit after tax increased 21% to €156 million reflecting prior year interest rate savings. Adjusted EPS increased 24% to €0.89, reflecting Adjusted profit growth and a lower share count resulting from prior year share repurchases.

2018 Guidance
The Company is raising 2018 guidance to the upper end of the prior range and now expects Adjusted EBITDA at the upper end of approximately €365 to €370 million and Adjusted EPS at the upper end of approximately €1.14 to €1.17 per share. Full year guidance continues to assume organic revenue growth at a low-single digit percentage range.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, November 8, 2018 at 1:30 p.m. GMT time (8:30 a.m. Eastern time). Investors interested in participating in the live call can dial +1-800-239-9838 from the U.S. International callers can dial +1-323-794-2551.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 3706556.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros / Josh Clarkson
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and nine months ended September 30, 2018 and for comparative purposes, the three and nine months ended September 30, 2017.

Adjusted financial information for the three and nine months ended September 30, 2018 and 2017 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency exchange charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, trading day impacts, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, trading day impacts, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three and nine months ended September 30, 2018 and 2017 presented in this press release reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 16, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended September 30, 2018 and September 30, 2017

	Three months ended September 30, 2018	Three months ended September 30, 2017
	€ millions	€ millions
Revenue	530.6	459.0
Cost of sales	(383.6)	(320.0)
Gross profit	147.0	139.0
Other operating expenses	(84.5)	(71.4)
Exceptional items	(4.1)	(5.4)
Operating profit	58.4	62.2
Finance income	1.1	3.9
Finance costs	(13.2)	(12.5)
Net financing costs	(12.1)	(8.6)
Profit before tax	46.3	53.6
Taxation	(10.0)	(11.7)
Profit for the period	36.3	41.9

Attributable to:
Equity owners of the parent	36.7	41.9
Non-controlling interests	(0.4)	—
	36.3	41.9

Basic earnings per share
Profit for the period in € millions	36.3	41.9
Weighted average shares outstanding in millions	175.6	172.4
Basic earnings per share in €	0.21	0.24
Diluted earnings per share
Profit for the period in € millions	36.3	41.9
Weighted average shares outstanding in millions	175.7	172.4
Diluted earnings per share in €	0.21	0.24

Statements of Profit or Loss (unaudited)
Nine months ended September 30, 2018 and September 30, 2017

	Nine months ended September 30, 2018	Nine months ended September 30, 2017
	€ millions	€ millions
Revenue	1,558.0	1,448.4
Cost of sales	(1,088.2)	(1,009.0)
Gross profit	469.8	439.4
Other operating expenses	(253.1)	(227.6)
Exceptional items	(11.7)	(16.8)
Operating profit	205.0	195.0
Finance income	2.7	9.2
Finance costs	(38.8)	(66.2)
Net financing costs	(36.1)	(57.0)
Profit before tax	168.9	138.0
Taxation	(39.2)	(28.8)
Profit for the period	129.7	109.2

Attributable to:
Equity owners of the parent	130.1	109.2
Non-controlling interests	(0.4)	—
	129.7	109.2

Basic earnings per share
Profit for the period in € millions	129.7	109.2
Weighted average shares outstanding in millions	175.6	179.2
Basic earnings per share in €	0.74	0.61
Diluted earnings per share
Profit for the period in € millions	129.7	109.2
Weighted average shares outstanding in millions	175.6	179.2
Diluted earnings per share in €	0.74	0.61

Nomad Foods Limited As Reported
Statements of Financial Position
As at September 30, 2018 (unaudited) and December 31, 2017 (audited)

	As at September 30, 2018	As at December 31, 2017
	€ millions	€ millions
Non-current assets
Goodwill	1,860.0	1,745.6
Intangibles	2,085.6	1,724.4
Property, plant and equipment	342.6	295.4
Other receivables	2.9	4.3
Derivative financial instruments	27.0	18.6
Deferred tax assets	63.5	64.3
Total non-current assets	4,381.6	3,852.6
Current assets
Cash and cash equivalents	156.9	219.2
Inventories	377.6	306.9
Trade and other receivables	205.5	147.1
Indemnification assets	79.7	73.8
Derivative financial instruments	11.8	2.1
Total current assets	831.5	749.1
Total assets	5,213.1	4,601.7
Current liabilities
Trade and other payables	492.7	477.5
Current tax payable	194.4	145.3
Provisions	58.6	68.0
Loans and borrowings	6.6	3.3
Derivative financial instruments	1.6	7.8
Total current liabilities	753.9	701.9
Non-current liabilities
Loans and borrowings	1,762.8	1,395.1
Employee benefits	193.9	188.4
Trade and other payables	1.3	1.8
Provisions	68.3	72.8
Derivative financial instruments	41.4	61.4
Deferred tax liabilities	388.1	327.7
Total non-current liabilities	2,455.8	2,047.2
Total liabilities	3,209.7	2,749.1
Net assets	2,003.4	1,852.6
Equity
Share capital	—	—
Capital reserve	1,745.2	1,623.7
Share based compensation reserve	9.6	2.9
Founder Preferred Share Dividend reserve	372.6	493.4
Translation reserve	88.3	83.2
Cash flow hedging reserve	10.0	(3.0)
Accumulated deficit	(221.8)	(347.6)
Equity attributable to owners of the parent	2,003.9	1,852.6
Non-controlling interests	(0.5)	—
Total equity	2,003.4	1,852.6

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the nine months ended September 30, 2018 and the nine months ended September 30, 2017

	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017
	€ millions	€ millions
Cash flows from operating activities
Profit for the period	129.7	109.2
Adjustments for:
Exceptional items	11.7	16.8
Non-cash fair value purchase price adjustment of inventory	5.7	—
Share based payment expense	9.5	2.4
Depreciation and amortization	33.6	32.4
Loss on disposal and impairment of property, plant and equipment	0.1	0.2
Finance costs	38.8	66.2
Finance income	(2.7)	(9.2)
Taxation	39.2	28.8
Operating cash flow before changes in working capital, provisions and exceptional items	265.6	246.8
Increase in inventories	(50.8)	(9.0)
Increase in trade and other receivables	(51.0)	(8.1)
Decrease in trade and other payables	(14.3)	(7.7)
Increase in employee benefits and other provisions	—	2.0
Cash generated from operations before tax and exceptional items	149.5	224.0
Cash flows relating to exceptional items	(28.2)	(71.3)
Tax paid	(10.6)	(32.2)
Net cash generated from operating activities	110.7	120.5
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	(465.1)	—
Purchase of property, plant and equipment	(17.8)	(26.0)
Purchase of intangibles	(3.1)	(2.5)
Cash used in investing activities	(486.0)	(28.5)
Cash flows from financing activities
Issuance of new share capital	0.1	—
Repurchase of ordinary shares	—	(177.6)
Issuance of new loan principal	354.8	1,470.5
Repayment of loan principal	(5.9)	(1,469.5)
Payment of finance leases	—	(1.6)
Loss on settlement of derivatives	(1.0)	(2.4)
Payment of financing fees	(2.5)	(13.6)
Interest paid	(30.6)	(32.9)
Interest received	0.2	0.3
Net cash generated from/(used in) financing activities	315.1	(226.8)
Net decrease in cash and cash equivalents	(60.2)	(134.8)
Cash and cash equivalents at beginning of period	219.2	329.5
Effect of exchange rate fluctuations	(2.1)	(16.6)
Cash and cash equivalents at end of period	156.9	178.1

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended September 30, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended September 30, 2018

€ in millions, except per share data	As reported for the three months ended September 30, 2018	Adjustments		As adjusted for the three months ended September 30, 2018
Revenue	530.6	—		530.6
Cost of sales	(383.6)	3.6	(a)	(380.0)
Gross profit	147.0	3.6		150.6
Other operating expenses	(84.5)	5.2	(b)	(79.3)
Exceptional items	(4.1)	4.1	(c)	—
Operating profit	58.4	12.9		71.3
Finance income	1.1	(0.6)		0.5
Finance costs	(13.2)	(0.3)		(13.5)
Net financing costs	(12.1)	(0.9)	(d)	(13.0)
Profit before tax	46.3	12.0		58.3
Taxation	(10.0)	(3.3)	(e)	(13.3)
Profit for the period	36.3	8.7		45.0

Profit attributable to:
Equity owners of the parent	36.7	8.7		45.4
Non-controlling interests	(0.4)	—		(0.4)
	36.3	8.7		45.0

Weighted average shares outstanding in millions - basic	175.6			175.6
Basic earnings per share	0.21			0.26
Weighted average shares outstanding in millions - diluted	175.7			175.7
Diluted earnings per share	0.21			0.26

(a)	Adjustments to add back the non-cash fair value uplift of inventory recorded as part of the Aunt Bessie's purchase price accounting.

(b)	Adjustment to add back the share-based payment expense and related employer payroll tax expense of €4.5 million and non-operating M&A related costs of €0.7 million.

(c)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(d)
Adjustment to eliminate a €0.7 million credit received as part of the issuance of new debt drawn down on June 20, 2018, €0.6 million of non-cash foreign exchange translation gains and €0.4 million of foreign exchange losses on derivatives.

(e)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended September 30, 2018 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended September 30, 2018

€ in millions	Three months ended September 30, 2018
Profit for the period	36.3
Taxation	10.0
Net financing costs	12.1
Depreciation	10.4
Amortization	2.0
EBITDA	70.8
Acquisition purchase price adjustments	3.6	(a)
Exceptional items	4.1	(b)
Other adjustments	5.2	(c)
Adjusted EBITDA (d)	83.7

(a)	Adjustment to add back the non-cash fair value uplift of inventory recorded as part of the Aunt Bessie's purchase price accounting.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Other adjustments include the elimination of share-based payment expense and related employer payroll tax expense of €4.5 million and elimination of non-operating M&A related costs of €0.7 million.

(d)	Adjusted EBITDA margin of 15.8% for the three months ended September 30, 2018 is calculated by dividing Adjusted EBITDA by revenue of €530.6 million.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended September 30, 2017 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended September 30, 2017

€ in millions, except per share data	As reported for the three months ended September 30, 2017	Adjustments		As adjusted for the three months ended September 30, 2017
Revenue	459.0	—		459.0
Cost of sales	(320.0)	—		(320.0)
Gross profit	139.0	—		139.0
Other operating expenses	(71.4)	0.3	(a)	(71.1)
Exceptional items	(5.4)	5.4	(b)	—
Operating profit	62.2	5.7		67.9
Finance income	3.9	(3.8)		0.1
Finance costs	(12.5)	(0.9)		(13.4)
Net financing costs	(8.6)	(4.7)	(c)	(13.3)
Profit before tax	53.6	1.0		54.6
Taxation	(11.7)	(0.9)	(d)	(12.6)
Profit for the period	41.9	0.1		42.0

Profit attributable to:
Equity owners of the parent	41.9	0.1		42.0
Non-controlling interests	—	—		—
	41.9	0.1		42.0

Weighted average shares outstanding in millions - basic	172.4			172.4
Basic earnings per share	0.24			0.24
Weighted average shares outstanding in millions - diluted	172.4			172.4
Diluted earnings per share	0.24			0.24

(a)	Adjustment to add back the share-based payment expense and related employer payroll tax expense.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Adjustment to eliminate €0.3 million of non-cash foreign exchange translation gains and €4.4 million foreign exchange gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended September 30, 2017 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended September 30, 2017

€ in millions	Three months ended September 30, 2017
Profit for the period	41.9
Taxation	11.7
Net financing costs	8.6
Depreciation	8.6
Amortization	2.0
EBITDA	72.8
Exceptional items	5.4	(a)
Other adjustments	0.3	(b)
Adjusted EBITDA(c)	78.5

(a)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(b)	Other adjustments include the elimination of the share-based payment expense and related employer payroll tax expense of €0.3 million.

(c)	Adjusted EBITDA margin 17.1% for the three months ended September 30, 2017 is calculated by dividing Adjusted EBITDA by revenue of €459.0 million.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles adjusted financial information for the nine months ended September 30, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Nine Months Ended September 30, 2018

€ in millions, except per share data	As reported for the nine months ended September 30, 2018	Adjustments		As adjusted for the nine months ended September 30, 2018
Revenue	1,558.0	—		1,558.0
Cost of sales	(1,088.2)	5.7	(a)	(1,082.5)
Gross profit	469.8	5.7		475.5
Other operating expenses	(253.1)	19.8	(b)	(233.3)
Exceptional items	(11.7)	11.7	(c)	—
Operating profit	205.0	37.2		242.2
Finance income	2.7	(2.2)		0.5
Finance costs	(38.8)	(1.7)		(40.5)
Net financing costs	(36.1)	(3.9)	(d)	(40.0)
Profit before tax	168.9	33.3		202.2
Taxation	(39.2)	(6.6)	(e)	(45.8)
Profit for the period	129.7	26.7		156.4

Profit attributable to:
Equity owners of the parent	130.1	26.7		156.8
Non-controlling interests	(0.4)	—		(0.4)
	129.7	26.7		156.4

Weighted average shares outstanding in millions - basic	175.6			175.6
Basic earnings per share	0.74			0.89
Weighted average shares outstanding in millions - diluted	175.6			175.6
Diluted earnings per share	0.74			0.89

(a)	Adjustments to add back the non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.

(b)	Adjustment to add back the share-based payment expense and related employer payroll tax expense of €10.9 million and non-operating M&A related costs of €8.9 million.

(c)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(d)
Adjustment to eliminate €1.1 million of costs incurred in conjunction with the issuance of new debt drawn down on June 20, 2018, eliminate €0.5 million of non-cash foreign exchange translation gains and €4.5 million of foreign exchange gains on derivatives.

(e)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the nine months ended September 30, 2018 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Nine Months Ended September 30, 2018

€ in millions	Nine months ended September 30, 2018
Profit for the period	129.7
Taxation	39.2
Net financing costs	36.1
Depreciation	28.4
Amortization	5.2
EBITDA	238.6
Acquisition purchase price adjustments	5.7	(a)
Exceptional items	11.7	(b)
Other Adjustments	19.8	(c)
Adjusted EBITDA (d)	275.8

(a)	Adjustment to add back the non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Other adjustments include the elimination of the share-based payment expense and related employer payroll tax expense of €10.9 million and non-operating M&A related costs of €8.9 million.

(d)	Adjusted EBITDA margin of 17.7% for the nine months ended September 30, 2018 is calculated by dividing Adjusted EBITDA by revenue of €1,558.0 million.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles Adjusted financial information for the nine months ended September 30, 2017 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Nine Months Ended September 30, 2017

€ in millions, except per share data	As reported for the nine months ended September 30, 2017	Adjustments		As Adjusted for the nine months ended September 30, 2017
Revenue	1,448.4	—		1,448.4
Cost of sales	(1,009.0)	—		(1,009.0)
Gross profit	439.4	—		439.4
Other operating expenses	(227.6)	2.4	(a)	(225.2)
Exceptional items	(16.8)	16.8	(b)	—
Operating profit	195.0	19.2		214.2
Finance income	9.2	(8.9)		0.3
Finance costs	(66.2)	20.2		(46.0)
Net financing costs	(57.0)	11.3	(c)	(45.7)
Profit before tax	138.0	30.5		168.5
Taxation	(28.8)	(10.0)	(d)	(38.8)
Profit for the period	109.2	20.5		129.7

Profit attributable to:
Equity owners of the parent	109.2	20.5		129.7
Non-controlling interests	—	—		—
	109.2	20.5		129.7

Weighted average shares outstanding in millions - basic	179.2			179.2
Basic earnings per share	0.61			0.72
Weighted average shares outstanding in millions - diluted	179.2			179.2
Diluted earnings per share	0.61			0.72

(a)	Adjustment to add back the share-based payment expense and related employer payroll tax expense.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)
Adjustment to eliminate €19.5 million of costs incurred as part of the refinancing on the May 3, 2017, €2.2 million of foreign exchange translation losses and €10.4 million of foreign currency gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the nine months ended September 30, 2017 to the reported results of Nomad Foods for such period:
EBITDA and Adjusted EBITDA (unaudited)
Nine Months Ended September 30, 2017

€ in millions	Nine months ended September 30, 2017
Profit for the period	109.2
Taxation	28.8
Net financing costs	57.0
Depreciation	26.6
Amortization	5.8
EBITDA	227.4
Exceptional items	16.8	(a)
Other Adjustments	2.4	(b)
Adjusted EBITDA(c)	246.6

(a)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(b)	Other adjustments include the elimination of the share-based payment expense and related employer payroll tax expense.

(c)	Adjusted EBITDA margin of 17.0% for the nine months ended September 30, 2017 is calculated by dividing Adjusted EBITDA by revenue of €1,448.4 million.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - September 30, 2018 compared with September 30, 2017:

	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
	YoY Growth	YoY Growth
Reported Revenue Growth	15.6%	7.6%
Of which:
- Organic Revenue Growth	1.9%	2.1%
- Acquisitions	14.7%	6.7%
- Translational FX (a)	(1.0)%	(1.2)%
Total	15.6%	7.6%

(a)
Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s focused strategy and relentless commitment to execution; (ii) prospects for the frozen food industry and expectations regarding the Company’s performance in such industry; and (iii) the operating and financial performance of the Company for the remainder of 2018, including accelerated EBITDA growth, organic revenue growth rate and the Company’s guidance with respect to Adjusted EBITDA and Adjusted EPS. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance, including increases in operating costs and the Company’s ability to manage its cost structure; (ii) the loss of any of the Company’s executive officers or members of its senior management team or other key employees; (iii) the loss of any of the Company’s major customers or a decrease in demand for its products; (iv) changes in consumer preferences and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (v) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (vi) the ability to recognize the anticipated benefits to the Company of strategic initiatives and its recent strategic acquisitions; (vii) changes in applicable laws or regulations; and (viii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.